November 3, 2015

Via EDGAR

Barbara C. Jacobs Assistant Director Office of Information Technologies and Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3628

Re:	Computer Sciences Government Services Inc.
Registration Statement on Form 10
File No. 001-37494

Dear Ms. Jacobs:

We refer to the letter dated November 2, 2015 (the “Comment Letter”) to Computer Sciences Government Services Inc. (the “Company”) setting forth the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s Amendment No. 4 to Registration Statement on Form 10, File No. 001-37494 filed on October 27, 2015 (as so amended, the “Registration Statement”).

We are currently preparing Amendment No. 5 to the Registration Statement (the “Amendment”), which will include an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Information Statement.

Cover Page

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It appears from your disclosure later in the document that CSC’s portion of the Special Dividend will ultimately be funded by you. On the cover page and elsewhere, where you state that the Special Dividend will be partly paid by CSC, please revise to clarify that CSC’s portion of the Special Dividend will be funded by a note payable to CSC that you intend to repay with the incurrence of additional debt.

Response: The Company will revise the Information Statement in the Amendment to add the underlined text below.

In the second paragraph of the cover page:

“Promptly following the Distribution, holders of CSC common stock who are entitled to receive shares of Computer Sciences GS in the Distribution will also receive a special dividend totaling approximately $10.50 per share in the aggregate in cash (of which $8.25 per share will be paid by us and $2.25 per share will be paid by CSC) (the Special Dividend). The portion of the Special Dividend that will be paid by CSC will be funded by a note payable to CSC that we intend to repay with the incurrence of additional indebtedness as described in “Management’s Discussion and Analysis of Financial Condition - Liquidity and Capital Resources”.”

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In the fourth paragraph of page 5:

“We expect the net proceeds of the indebtedness we incur at or prior to the Distribution will be used to fund the Special Dividend (including the portion of the Special Dividend to be paid by CSC to its stockholders) as well as to pay the cash portion of the Merger Consideration and to refinance substantially all existing debt of SRA.”

In the fourth paragraph of page 18:

“It is anticipated that substantially concurrently with the consummation of the Spin-Off and the Mergers, Computer Sciences GS will incur approximately $3.0 billion in principal amount of secured indebtedness, of which approximately $1.5 billion will be available upon consummation of the Spin-Off to fund the Special Dividend (including the portion of the Special Dividend to be paid by CSC to its stockholders) and approximately $1.5 billion will be available upon consummation of the Mergers to fund the cash portion of the Merger Consideration to stockholders of SRA Parent, to repay, refinance or redeem substantially all of SRA’s existing indebtedness to pay other related fees and expenses associated with the Mergers and for general corporate purposes as described in “Summary-Summary of the Spin-Off-Incurrence of Debt,” “Description of Material Indebtedness and Other Financing Arrangements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS-Liquidity and Capital Resources”.”

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If you have any questions regarding the Registration Statement or this letter, please contact me at (703) 641-2237, Peter Harwich of Allen & Overy LLP at (212) 610-6471 or Paul Burns of Allen & Overy at (212) 756-1174.

Sincerely,

/s/ Lawrence B. Prior III

Lawrence B. Prior III
President and Chief Executive Officer

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Copies to:

U.S. Securities and Exchange Commission
Ms. Kathleen Collins
Mr. Gabriel Eckstein
Ms. Joyce Sweeney

Computer Sciences Corporation
William L. Deckelman, Jr.

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